SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16

                   under the Securities Exchange Act of 1934

                          For the month of May, 2003

                        Commission file number: 1-14872


                                 SAPPI LIMITED

                (Translation of registrant's name into English)


                              48 Ameshoff Street
                                 Braamfontein
                               Johannesburg 2001
                           REPUBLIC OF SOUTH AFRICA
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                        No  X

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

                          FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 ("the Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                                www.sappi.com

                                     SAPPI

                            The word for fine paper


            Results for the quarter and half-year ended March 2003

                                Second Quarter
                                     2003



                               [GLOBE GRAPHIC]

SAPPI IS THE WORLD'S LEADING
PRODUCER OF COATED FINE PAPER

Sappi is positioned for growth.

This growth will be achieved by:

o staying focused on branded coated fine paper, the fastest growing sector in the paper industry

o growing our leading market shares in North America and Europe and entering new areas

o    providing new innovative products and services

o    continuing to improve the efficiencies of our world-class assets

o supporting the coated fine paper business with a high level of pulp integration

========================================================================================

                                               --------- North America               36%

SALES: WHERE THE PRODUCT IS SOLD*        [pie     ------ Europe                      41%
                                         chart]
                                                  ------ Asia and other               9%

                                               --------- Southern Africa             14%



                                               --------- Coated fine paper           66%

                                               --------- Uncoated fine paper          6%

SALES BY PRODUCT GROUP*                  [pie     ------ Coated specialties           8%
                                         chart]
                                                  ------ Pulp                        11%

                                                  ------ Commodity paper              8%

                                               --------- Other                        1%



                                               --------- North America               34%

SALES: WHERE THE PRODUCT IS              [pie     ------ Europe                      44%
MANUFACTURED*                            chart]
                                               --------- South Africa                22%



                                               --------- Europe and ROW              12%

GEOGRAPHIC OWNERSHIP**                   [pie     ------ Southern Africa             39%
                                         chart]
                                               --------- North America               49%



*  for the half year ended March 2003
** at end March 2003
+  Rest of the World

========================================================================================

o       EPS UP ON PRIOR QUARTER

o       MARKETS REMAIN TOUGH

o       EURO STRENGTH BUFFERS PERFORMANCE

o       RAND STRENGTH SQUEEZES SA MARGINS



SUMMARY

                                          QUARTER       Quarter     Quarter      HALF-YEAR    Half-year
                                            ENDED         ended       ended          ENDED        ended
                                            MARCH          Dec.       March          MARCH        March
                                            2003           2002        2002           2003         2002
-----------------------------------------------------------------------------------------------------------
Sales (US$ million)                         1,095         1,019         871          2,114        1,703
-----------------------------------------------------------------------------------------------------------
Operating profit (US$ million)                102            92         105            194          170
-----------------------------------------------------------------------------------------------------------
EBITDA (US$ million)*                         194           190         186            384          334
-----------------------------------------------------------------------------------------------------------
Operating profit to sales (%)                 9.3           9.0        12.1            9.2         10.0
-----------------------------------------------------------------------------------------------------------
EBITDA * to sales (%)                        17.7          18.6        21.4           18.2         19.6
-----------------------------------------------------------------------------------------------------------
Operating profit to average                  10.3           9.6        15.1           10.0         11.5
  net assets (%)*
-----------------------------------------------------------------------------------------------------------
Headline EPS (US cents)*                       25            23          26             48           40
-----------------------------------------------------------------------------------------------------------
EPS (US cents)                                 25            23          25             48           35
-----------------------------------------------------------------------------------------------------------
Return on average equity (%)*                13.0          12.5        17.8           12.8         11.3
-----------------------------------------------------------------------------------------------------------
Net debt (US$ million)                      1,509         1,525       1,194          1,509        1,194
-----------------------------------------------------------------------------------------------------------
Net debt to total capitalization (%) *       35.4          36.7        36.6           35.4         36.6
-----------------------------------------------------------------------------------------------------------
* Refer to page 15, supplemental information for the definition of the term.



                                                                     sappi | 1

COMMENT

Global events have led to continued uncertainty in our markets.

Pulp prices increased further in the quarter. NBSK prices increased by more than 25% or approximately US$120 per ton in Europe from January to the end of April. These increases have been caused at least in part by interrupted wood supply to some USA mills as a result of poor weather, low inventories and the strong Euro relative to the US dollar.

Pricing pressure has continued for coated fine paper in our main markets. In North America uncertainty about demand, a surge of Asian imports and active discounting by some competitors has resulted in slower than expected implementation of price increases. Average prices realised for US-produced sheet products have declined since December but imported products have shown some price improvement. In Europe price erosion has continued despite largely successful price increases in southern Europe.

Advertising spending, which is an important driver of coated paper demand, remains mixed. Advertising pages in the USA increased 5.3% this quarter and 9.1% in March from a low base a year earlier. In Europe there has not been any sustained increase in advertising spending.

Total European industry shipments of coated fine paper for the quarter improved by 5.5%, however, shipments to western Europe were only 1.5% higher compared to a year earlier. In the USA where there was an element of trading down and prices declined slightly, industry shipments were down 2.4%.

Against this background, the group's sales increased 7.5% compared to the December quarter and 25.7% compared to a year earlier, but most of the growth can be attributed to the inclusion of the Potlatch fine paper business, which we acquired in May last year.

Currency movements have had a major influence on our results this quarter. In general a stronger Euro favours the trading performances of our European business and a stronger Rand is detrimental to the Southern African business. Because we report in US dollars a stronger Euro and a stronger Rand have a positive translation effect on the results of the European and Southern African businesses and lead to an increase in liabilities and assets recorded in those currencies. The net positive effect of currency movements on shareholders equity this quarter was US$69 million.

Net profit was marginally below the same quarter last year at US$58 million and 11.5% above the quarter ended December. Basic and Diluted earnings per share were 25 US cents.

Costs of goods sold have been well controlled but reflect significant increases compared to a year ago as a result of the currency translation effect.


2 | sappi

Selling, General and Administration (SG&A) expenses were at the same level as the December quarter but 33% higher than a year earlier mainly as a result of the currency impact, increased insurance and higher pension costs, and the inclusion of the Potlatch coated paper business.

Group operating profit decreased 2.9% compared to a year earlier to US$102 million and increased 11% compared to the December quarter.

During the quarter we entered swaps for US$250 million of fixed interest debt to floating interest which will have a beneficial impact on finance costs. Finance costs for the quarter were US$27 million, US$3 million higher than the December quarter, largely as a result of the currency effect.

It is our intention to swap a further US$500 million to floating rates. We have finalised a US$500 million term loan of which 80% is at a fixed rate of approximately 4.3% and which will be used to repay existing debt.

Once these transactions have been completed floating rate debt will represent approximately 55% of gross debt and the effect on the finance costs rate will be a reduction of 1.5% at current market rates.

The effective tax rate of 23.5% is consistent with our expectations for the full year.



CASH FLOW AND DEBT

Cash generated by operations was US$194 million, 6.0% higher than a year earlier and 10.2% higher than the December quarter. Net working capital, however, increased by US$23 million partly as a result of increased inventories.

Capital expenditure for the half year was approximately 60% of depreciation, amortisation and fellings. Capital commitments increased from the prior quarter by US$51 million to US$306 million. For the full year we expect capital expenditure to approach the level of depreciation.

Net debt declined slightly to US$1,509 million from US$1,525 million in March after our dividend payment of US$65 million in the quarter. At constant September 2002 exchange rates net debt at March 2003 would have been in line with the September 2002 level of US$1,419 million. The ratio of net debt to total capitalisation declined to 35.4% from 36.7%, well within our target range.

During the quarter we re-purchased approximately 900,000 shares at an average price of US$13.65 per share.


                                                                     sappi | 3

OPERATING REVIEW FOR THE QUARTER

SAPPI FINE PAPER

---------------------------------------------------------------------------
                               QUARTER ENDED    Quarter ended             %
                                  MARCH 2003       March 2002        change
                                 US$ MILLION      US$ million
---------------------------------------------------------------------------
Sales                                    904              734          23.2
---------------------------------------------------------------------------
Operating profit                          72               62          16.1
---------------------------------------------------------------------------
Operating profit to Sales (%)            8.0              8.4             -
---------------------------------------------------------------------------
EBITDA                                   147              126          16.7
---------------------------------------------------------------------------
EBITDA to Sales (%)                     16.3             17.2             -
---------------------------------------------------------------------------
RONOA p.a. (%)                           9.2             10.1             -
---------------------------------------------------------------------------

The fine paper business grew its sales volume by 15% compared to a year earlier, mainly as a result of the inclusion of the Potlatch fine paper business. Our geographic spread continues to help us maintain reasonable performance in the face of currency volatility and weak markets particularly in the USA. We have continued to curtail production in order to manage our output to customer demand levels.

Our first quarter report reflected 32,000 tons of European sales in the USA as North American sales, which, in accordance with our practice of reporting sales in the manufacturing region, should have been shown as European sales. This has been restated and had no effect on total sales or on regional or group profit.


EUROPE

--------------------------------------------------------------------------------
                       QUARTER ENDED    Quarter ended     % change     % change
                          MARCH 2003       March 2002        (US$)       (Euro)
                         US$ MILLION      US$ million
--------------------------------------------------------------------------------
Sales                            503              433         16.2         (4.8)
--------------------------------------------------------------------------------
Operating profit                  42               65        (35.4)       (47.0)
--------------------------------------------------------------------------------
Operating profit to
  Sales (%)                      8.3             15.0            -            -
-------------------------------------------------------------------------------
EBITDA                            83              101        (17.8)       (32.7)
-------------------------------------------------------------------------------
EBITDA to Sales (%)             16.5             23.3            -            -
-------------------------------------------------------------------------------
RONOA p.a. (%)                  11.0             19.9            -            -
-------------------------------------------------------------------------------


4 | sappi

Apparent consumption for coated fine paper in Europe was almost flat compared to last year and prices remained under pressure. Our average prices achieved in Euros were approximately 4% below the December quarter reflecting primarily the effect of the weaker dollar on export proceeds. In addition, margins were squeezed by higher pulp prices resulting in a 35.4% drop in operating income to US$42 million. The stronger Euro buffered the performance of the business, which purchases over half of its pulp requirements, much of it in US dollars and had a favourable impact on the translation of the results to dollars.


NORTH AMERICA
--------------------------------------------------------------------------------
                                 QUARTER ENDED    Quarter ended             %
                                    MARCH 2003       March 2002        change
                                   US$ MILLION      US$ million
--------------------------------------------------------------------------------
Sales                                      338              251          34.7
--------------------------------------------------------------------------------
Operating profit                            20              (10)            -
--------------------------------------------------------------------------------
Operating profit to Sales (%)              5.9                -             -
--------------------------------------------------------------------------------
EBITDA                                      51               15         240.0
--------------------------------------------------------------------------------
EBITDA to Sales (%)                       15.1              6.0             -
--------------------------------------------------------------------------------
RONOA p.a. (%)                             5.4                -             -
--------------------------------------------------------------------------------
Market conditions remain difficult.

Following the acquisition of the Potlatch fine paper business, we took a long-term view and rationalised our brands and merchant distribution, which resulted in discontinuing certain products and merchant relationships to focus on our strengths. In the process we had a shortterm loss of volume and market share exacerbated by our efforts to increase prices in the face of others discounting. Recovery is underway with momentum building. We expect to regain the lost share and will have a stronger and better distribution network as a result.

In spite of difficult wood sourcing conditions in Minnesota, we are still on target to achieve synergies of at least US$80 million in the current year, from the Potlatch acquisition.

Higher wood and energy prices had an unfavourable effect of approximately US$8 million for the quarter compared to last year and total pension and medical costs were approximately US$4 million higher than last year adjusted for the inclusion of the Potlach fine paper business.

Our North American business amended its early-retirement medical plans during the quarter to reduce its liability and on-going funding cost. This resulted in a one-off credit of approximately US$10 million in the quarter and will have a long-term benefit and will stabilise these costs in the future.

The operating profit of US$20 million for the quarter compared to a loss of US$10 million a year earlier is still disappointing but signals the beginning of a profit recovery.


                                                                     sappi | 5



FINE PAPER SA

-------------------------------------------------------------------------------------------------
                                   QUARTER ENDED    Quarter ended
                                      MARCH 2003       March 2002         % change       % change
                                     US$ MILLION      US$ million            (US$)         (Rand)
--------------------------------------------------------------------------------------------------
Sales                                         63               50             26.0          (8.1)
--------------------------------------------------------------------------------------------------
Operating profit                              10                7             42.9           4.2
--------------------------------------------------------------------------------------------------
Operating profit to Sales (%)               15.9             14.0                -             -
--------------------------------------------------------------------------------------------------
EBITDA                                        13               10             30.0          (5.2)
--------------------------------------------------------------------------------------------------
EBITDA to Sales (%)                         20.6             20.0                -             -
--------------------------------------------------------------------------------------------------
RONOA p.a. (%)                              33.3             33.9                -             -
--------------------------------------------------------------------------------------------------



The South African business has experienced increased competition from imports in the domestic markets as a result of the strengthening of the Rand. It has increased its margins slightly as a result of tight cost control and has achieved a significant increase in operating profit as a result of the currency translation to US dollars. However, it is under severe price pressure and margins will not be maintained as prices are discounted to reflect the changed currency conditions and the threat of imports.


FOREST PRODUCTS


--------------------------------------------------------------------------------------------------
                                   Quarter ended    Quarter ended
                                      March 2003       March 2002         % change       % change
                                     US$ million      US$ million            (US$)         (Rand)
--------------------------------------------------------------------------------------------------
Sales                                        191              137             39.4            1.7
--------------------------------------------------------------------------------------------------
Operating profit                              27               42            (35.7)         (53.1)
--------------------------------------------------------------------------------------------------
Operating profit to Sales (%)               14.1             30.7                -              -
--------------------------------------------------------------------------------------------------
EBITDA                                        44               59            (25.4)         (45.6)
--------------------------------------------------------------------------------------------------
EBITDA to Sales (%)                         23.0             43.1                -              -
--------------------------------------------------------------------------------------------------
RONOA p.a. (%)                              11.7             24.9                -              -
--------------------------------------------------------------------------------------------------

Pulp prices in dollars have continued to increase and the impact is now being seen in dissolving pulp prices, but as most of these products are sold on quarterly prices very little benefit was reflected in this quarter. The strength of the Rand, up 16% against the US dollar since the previous quarter, has depressed the business' export margins and will also affect domestic margins in the coming quarter.


6 | sappi

The supply/demand balance for dissolving pulp has been tightened by improved demand for textiles and the announced closure of a major dissolving pulp mill in the USA. The Saiccor mill has returned to full production and this plus the sharp improvement in pulp prices will have a positive impact on our performance in the quarter ahead.

In the domestic market demand remained strong in the quarter. There is a risk, however, that the stronger Rand will dampen economic activity and increase the competitiveness of imported paper.


OUTLOOK

Although the market conditions remain difficult and unpredictable, the recent boost in the US business confidence index may indicate a positive change in the future. Pulp prices have moved up strongly since the start of the year and consumer and producer pulp inventories remain low but, at the same time, there is severe price pressure from imports on paper prices in the USA and downward pressure from discounting in Europe.

The continued weakness of markets in Europe and the disruption of economic growth in Asia, particularly in China and Hong Kong, together with the changes in energy costs and the volatility in the currencies in which we operate make it increasingly difficult to predict earnings accurately. It will be a challenge to meet our earlier forecast that we expect the full year earnings per share to exceed those of the previous year. That continues to be our aim. While the changes in prices and currency movements have an immediate effect on our revenue line, the benefits associated with lower input costs resulting from a change in energy prices and currency movements tend to come through more slowly. It is, therefore, clear that our earnings per share for the third quarter will not match those of the immediate past quarter.


On behalf of the Board

E VAN AS
Director

D G WILSON
Director

8 May 2003


SAPPI LIMITED

(Registration number 1936/008963/06)
JSE CODE: SAP
ISIN CODE: ZAE 000006284


                                                                     sappi | 7

FORWARD-LOOKING STATEMENTS

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


8 | sappi

                               [GLOBE GRAPHIC]





                          FINANCIAL RESULTS FOR THE
                SECOND QUARTER AND HALF-YEAR ENDED MARCH 2003






                                                                     sappi | 9




GROUP INCOME STATEMENT

                                        REVIEWED        Reviewed                          REVIEWED        Reviewed
                                         QUARTER         Quarter                         HALF-YEAR       Half-year
                                           ENDED           ended                             ENDED           ended
                                      MARCH 2003      March 2003                        MARCH 2003      March 2003
                                                                        % change       US$ MILLION     US$ million     % change
---------------------------------------------------------------------------------------------------------------------------------
Sales                                     1095             871             25.7             2,114            1,703         24.1
Cost of sales*                             912             705                              1,758            1,410
                                      -------------------------------------------------------------------------------------------
Gross profit                               183             166             10.2               356              293         21.5
Selling, general & administrative
  expenses*                                 81              61                                162              123
                                      -------------------------------------------------------------------------------------------
Operating profit                           102             105             (2.9)              194              170         14.1
Non-trading (profit) loss                   (1)              7                                 (1)              19
Net finance costs                           27              13                                 51               38

                                      -----------     -----------                        ----------       ----------
Net paid                              |     29  |     |     18  |                        |     54 |       |     43 |
Capitalised                           |     (5) |     |    (10) |                        |   (11) |       |   (17) |
Net foreign exchange losses           |      3  |     |      1  |                        |      8 |       |      8 |
Change in fair value of financial     |         |     |         |                        |        |       |        |
  instruments                         |      -  |     |      4  |                        |      - |       |      4 |
                                      -----------     -----------                        ----------       ----------
                                      -------------------------------------------------------------------------------------------
Profit before tax                           76              85            (10.6)              144              113          27.4
Taxation - current                          17              25                                 31               16
         - deferred                          1               1                                  3               16
                                      -------------------------------------------------------------------------------------------
Net profit                                  58              59             (1.7)              110               81          35.8
                                      -------------------------------------------------------------------------------------------

Earnings per share (US cents)               25              25                                 48               35

Headline earnings per share
(US cents)**                                25              26                                 48               40
Weighted average number of
  shares in issue (millions)             229.4           230.6                              229.8            230.2
Diluted earnings per share
  (US cents)                                25              25                                 47               35
Diluted headline earnings
  per share (US cents)**                    25              26                                 47               40
Weighted average number
  of shares on fully diluted
  basis (millions)                       232.1           234.3                              232.5            233.6

Calculation of Headline earnings
  net of tax**
Net profit                                  58              59                                110               81
(Profit) loss on disposal of
  business and fixed assets                 (1)              1                                 (1)               1
Mill closure costs                           1               1                                  1                5
Debt restructuring costs                     -               -                                  -                6
                                      -------------------------------------------------------------------------------------------
Headline earnings                           58              61                                110               93
                                      -------------------------------------------------------------------------------------------

*  Reallocation of delivery charges. Refer to note 3 for further details.

** Headline earnings disclosure is required by the JSE Securities Exchange South
   Africa.



10 | sappi

GROUP BALANCE SHEET

                                                     REVIEWED          Audited
                                                   MARCH 2003       Sept. 2002
                                                  US$ MILLION      US$ million
--------------------------------------------------------------------------------

ASSETS
NON-CURRENT ASSETS                                     3,934             3,639

                                                 -------------    --------------
  Property, plant and equipment                  |     3,388 |    |      3,189 |
  Plantations                                    |       400 |    |        298 |
  Deferred taxation                              |         6 |    |          6 |
  Other non-current assets                       |       140 |    |        146 |
                                                 -------------    --------------

CURRENT ASSETS                                         1,199             1,002

                                                 -------------    --------------
  Cash and cash equivalents                      |       203 |    |        161 |
  Trade and other receivables                    |       325 |    |        282 |
  Prepaid income taxes                           |         3 |    |         38 |
  Inventories                                    |       668 |    |        521 |
                                                 -------------    --------------
                                                 -------------------------------
TOTAL ASSETS                                           5,133             4,641
                                                 -------------------------------
EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
  Ordinary shareholders' interest                      1,836             1,601

MINORITY INTEREST                                          2                 2

NON-CURRENT LIABILITIES                                2,171             2,110

                                                 -------------    --------------
  Interest-bearing borrowings                    |     1,457 |    |      1,455 |
  Deferred taxation                              |       465 |    |        399 |
  Other non-current liabilities                  |       249 |    |        256 |
                                                 -------------    --------------

CURRENT LIABILITIES                                    1,124               928

                                                 -------------    --------------
  Interest-bearing borrowings and                |           |    |            |
     bank overdraft                              |       255 |    |        125 |
  Taxation payable                               |        74 |    |         48 |
  Other current liabilities                      |       795 |    |        755 |
                                                 -------------    --------------

TOTAL EQUITY AND LIABILITIES                           5,133             4,641
                                                 -------------------------------
Number of shares in issue at
  balance sheet date (millions)                        229.2             230.2


                                                                    sappi | 11



GROUP CASH FLOW STATEMENT

                                        REVIEWED        Reviewed         REVIEWED          Reviewed
                                         QUARTER         Quarter        HALF-YEAR         Half-year
                                           ENDED           ended            ENDED             ended
                                      MARCH 2003      March 2003       MARCH 2003        March 2003
                                     US$ MILLION     US$ million      US$ MILLION       US$ million
----------------------------------------------------------------------------------------------------

CASH GENERATED BY
  OPERATIONS                                194              183              370               313
Movement in working capital                 (23)             (31)            (165)             (131)
Net finance costs                           (31)             (23)             (61)              (55)
Taxation recovered (paid)                    30              (58)              25               (59)
Dividends paid                              (65)             (60)             (65)              (60)
                                     ----------------------------------------------------------------
CASH RETAINED FROM OPERATING
  ACTIVITIES                                105               11              104                 8
Cash effects of investing
  activities                                (65)             (43)            (105)             (106)
                                     ----------------------------------------------------------------
                                             40              (32)              (1)              (98)
Cash effects of financing
  activities                                (22)             (90)              34              (205)

NET MOVEMENT IN CASH AND
  CASH EQUIVALENTS                           18             (122)              33              (303)
                                     ----------------------------------------------------------------



GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY



                                                                         REVIEWED          Reviewed
                                                                        HALF-YEAR         Half-year
                                                                            ENDED             ended
                                                                       MARCH 2003        March 2003
                                                                      US$ MILLION       US$ million
-----------------------------------------------------------------------------------------------------

Balance - begining of year                                                  1,601             1,503
Net profit                                                                    110                81
Foreign currency translation reserve                                          223              (174)
Revaluation of movement in share capital and
  share premium                                                                 3                 -
Revaluation of derivative instruments                                         (17)               11
Dividends declared - US$0.28
  (2002: US$0.26) per share                                                   (65)              (60)
(Share buybacks) net of transfers
  to participants of the share purchase trust                                 (19)                3
                                                                      -------------------------------
Balance - end of period                                                    1,836              1,364
                                                                      -------------------------------


12 | sappi

NOTES TO THE GROUP RESULTS

1.   BASIS OF PREPARATION

     The group results have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice (SA GAAP). Sappi has changed its accounting policy with regard to the translation of equity categories to conform with the requirements of AC 430 (Reporting currency
     - Translation from measurement currency to presentation currency), the effects of which are negligible. All of the other accounting policies are the same as those in the September 2002 annual financial statements.

     The financial results for the quarter have been reviewed by the group's auditors, Deloitte & Touche. Their report is available for inspection at the company's registered offices.

2.   HEADLINE EARNINGS PER SHARE

     Headline earnings per share has been restated as required by the new JSE Securities Exchange South Africa Listing Requirements. These require that all companies comply with circular 7/2002 issued by the South African Institute of Chartered Accountants.

     For Sappi the only change in headline earnings is that there are no longer any adjustments for movements in restructuring provisions.

     The impact on headline earnings per share and diluted headline earnings per share is negligible for all periods except for the half-year ended March 2002 where diluted headline earnings per share increased by 1 US cent to 40 US cents.

3.   REALLOCATION OF COSTS

     In prior years, a portion of delivery charges was included in selling, general and administrative expenses. It is now considered more appropriate to reflect all delivery charges under cost of sales. The effect is to increase cost of sales and decrease selling, general and administrative expenses by US$21 million for the quarter (December 2002:
     US$20 million; March 2002: US$15 million) and US$41 million for the half-year end (March 2002: US$31 million.)


                                                                    sappi | 13




NOTES TO THE GROUP RESULTS (CONTINUED)

                                                REVIEWED        Reviewed         REVIEWED          Reviewed
                                                 QUARTER         Quarter        HALF-YEAR         Half-year
                                                   ENDED           ended            ENDED             ended
                                              MARCH 2003      March 2003       MARCH 2003        March 2003
                                             US$ MILLION     US$ million      US$ MILLION       US$ million
-------------------------------------------------------------------------------------------------------------

4.  OPERATING PROFIT
    Included in operating profit are:
      Depreciation                                   85               72              170               144
      Fellings                                        1                5                9                12
      Amortisation                                    6                4               11                 8
    ---------------------------------------------------------------------------------------------------------
                                                     92               81              190               164
    ---------------------------------------------------------------------------------------------------------

5.  CAPITAL EXPENDITURE
    Property, plant and equipment                    62               37              100                99
    Plantations                                       7                5               13                10
    ---------------------------------------------------------------------------------------------------------
                                                     69               42              113               109
    ---------------------------------------------------------------------------------------------------------

                                                                                 REVIEWED           Audited
                                                                               MARCH 2003        Sept. 2002
                                                                              US$ MILLION       US$ million
    ---------------------------------------------------------------------------------------------------------

6.  CAPITAL COMMITMENTS
    Contracted but not provided                                                       137                55
    Approved but not contracted                                                       169               173
    ---------------------------------------------------------------------------------------------------------
                                                                                      306               228
    ---------------------------------------------------------------------------------------------------------

7.  CONTINGENT LIABILITIES
    Guarantees and suretyships                                                         73                66
    Other contingent liabilities                                                       14                14
    ---------------------------------------------------------------------------------------------------------



14 | sappi

SUPPLEMENTAL INFORMATION

DEFINITIONS

AVERAGE - averages are calculated as the sum of the opening and closing balances for the relevant period divided by two.

*EBITDA - earnings before non-trading profit/loss and before interest, tax, depreciation, amortisation and fellings

*EBITDA to sales - EBITDA divided by sales

FELLINGS - the amount charged against the income statement representing the standing cost of the plantations harvested

HEADLINE EARNINGS - as defined in circular 7/2002 issued by the South African Institute of Chartered Accountants, separates from earnings all items of a capital nature. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Securities Exchange South Africa to disclose headline earnings per share.

*NET ASSETS - total assets less current liabilities

*NET ASSET VALUE - shareholders' equity plus net deferred tax

*NET ASSET VALUE PER SHARE - net asset value divided by number of shares in issue at balance sheet date

*NET DEBT - current and non-current interest-bearing borrowings, and bank overdrafts (net of cash, cash equivalents and short-term deposits)

*NET DEBT TO TOTAL CAPITALISATION - Net debt divided by shareholders' equity plus minority interest, non-current liabilities, current interest bearing-borrowings and overdraft

*ROE - return on average equity. Net profit divided by average shareholders' equity

*RONA - operating profit divided by average net assets

*RONOA - operating profit divided by average net operating assets. Net operating assets are total assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and bank overdraft)

* The above financial measures, other than headline earnings per share, are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.


                                                                    sappi | 15

SUPPLEMENTAL INFORMATION

ADDITIONAL INFORMATION

                                                REVIEWED        Reviewed         REVIEWED          Reviewed
                                                 QUARTER         Quarter        HALF-YEAR         Half-year
                                                   ENDED           ended            ENDED             ended
                                              MARCH 2003      March 2003       MARCH 2003        March 2003
                                             US$ MILLION     US$ million      US$ MILLION       US$ million
-------------------------------------------------------------------------------------------------------------


OPERATING PROFIT TO
  EBITDA* RECONCILIATION
  Operating profit per the
  Group Income Statement                            102             105               194               170
  Depreciation                                       85              72               170               144
  Fellings                                            1               5                 9                12
  Amortisation                                        6               4                11                 8
-------------------------------------------------------------------------------------------------------------
  EBITDA*                                           194             186               384               334
-------------------------------------------------------------------------------------------------------------

                                                                                 REVIEWED           Audited
                                                                               MARCH 2003        Sept. 2002
                                                                              US$ MILLION       US$ million
------------------------------------------------------------------------------------------------------------
Net debt (US$ million)*                                                             1,509             1,419

Net debt to total capitalisation (%)*                                                35.9              37.0

Net asset value per share (US$)*                                                    10.01              8.66


*  Refer to page 15, supplemental information for the definition of the term.



16 | sappi

SUPPLEMENTAL INFORMATION

REGIONAL INFORMATION

                                                   REVIEWED     Reviewed               REVIEWED     Reviewed
                                                    QUARTER      Quarter              HALF-YEAR    Half-year
                                                      ENDED        ended                  ENDED        ended
                                                 MARCH 2001   March 2002             MARCH 2003   March 2002
                                                US$ MILLION  US$ million  % change  US$ MILLION  US% million  % change
----------------------------------------------------------------------------------------------------------------------
SALES - METRIC TONS (000'S)
Fine Paper -      North America *                       343          234      46.6          711          452      57.3
                  Europe*                               502          559       5.9        1,117        1,077       3.7
                  Southern Africa                        69           50     (13.8)         143          153      (6.5)
----------------------------------------------------------------------------------------------------------------------
                  Total                               1,044          873      15.0        1,971        1,682      17.2

Forest Products - Pulp and paper operations             306          346      14.2          732          672       8.9
                  Forestry Operations                   309          275      12.4          607          509      19.3
----------------------------------------------------------------------------------------------------------------------
Total                                                 1,708        1,494      14.3        3,310        2,863      15.6
----------------------------------------------------------------------------------------------------------------------
SALES
Fine Paper -      North America*                        338          251      34.7          707          490      44.3
                  Europe*                               503          433      16.2          937          843      11.2
                  Southern Africa                        63           50      26.0          122           98      24.5
----------------------------------------------------------------------------------------------------------------------
                  Total                                 904          734      23.2       17,766        1,431      23.4
Forest Products - Pulp and paper operations             178          129      38.0          323          256      26.7
                  Forestry operations                    13            8      52.5           25           17      47.1
----------------------------------------------------------------------------------------------------------------------
Total                                                 1,095          871      25.7        2,114        1,703      24.1
----------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT
Fine paper      - North America                          20          (10)        -           29          (20)        -
                  Europe                                 42           55     (35.4)          81          104     (22.1)
                  Southern Africa                        10            7      42.9           19           14      35.7
----------------------------------------------------------------------------------------------------------------------
                  Total                                  72           62      16.1          129           98      31.6
Forest Products                                          27           42     (35.7)          61           54      (4.7)
Corporate                                                 3            1     200.0            4            8     (50.0)
----------------------------------------------------------------------------------------------------------------------
Total                                                   102          105     (29.9)         194          170      14.1
----------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INTEREST, TAX, DEPRECIATION
  AND AMORTISATION CHANGES
Fine Paper -      North America                          51           15     240.0           91           30     203.3
                  Europe                                 83          101     (17.8)         165          178      (7.3)
                  Southern Africa                        13           10      30.0           24           19      26.3
----------------------------------------------------------------------------------------------------------------------
                  Total                                 147          126      16.7          280          227      23.3
Forest Products                                          44           59     (25.4)         100           99       1.0
Corporate                                                 3            1     200.0            4            8     (50.0)
----------------------------------------------------------------------------------------------------------------------
Total                                                   194          186       4.3          384          334      15.0
----------------------------------------------------------------------------------------------------------------------
NET OPERATING ASSETS
Fine Paper -      North America                       1,458        1,042      39.9        1,458        1,042      39.9
                  Europe                              1,500        1,312      18.9        1,560        1,312      18.9
                  Southern Africa                       130           85      52.9          130           85      52.9
----------------------------------------------------------------------------------------------------------------------
                  Total                               3,148        2,439      29.1        3,148        2,439      29.1
Forest Products                                         956          691      38.4          956          691      38.4
Corporate                                               (49)           5         -          (49)           5         -
----------------------------------------------------------------------------------------------------------------------
Total                                                 4,055        3,135      29.3        4,055        3,135      29.3
----------------------------------------------------------------------------------------------------------------------

* Our first quarter report reflected 32,000 tons and US$31 million of European sales in the USA as USA sales, which, in accordance with our practice of reporting sales in the manufacturing region, should have been shown as European sales. This has been restated and had no effect on total sales or on regional or group profit.


                                                                    sappi | 17



SUPPLEMENTAL INFORMATION

SUMMARY RAND CONVENIENCE TRANSLATION

                                           REVIEWED     Reviewed                         REVIEWED         Reviewed
                                            QUARTER      Quarter                        HALF-YEAR        Half-year
                                              ENDED        ended                            ENDED            ended
                                         MARCH 2003   March 2002      % change         MARCH 2002       March 2002      % change
---------------------------------------------------------------------------------------------------------------------------------
Sales (ZAR million)                           9,149       9,977           (8.3)           19,209            18,033           6.5
Operating profit (ZAR million)                  852       1,203          (29.2)            1,763             1,800          (2.1)
Profit after taxation (ZAR million)             485         676          (28.3)            1,000               858          16.6
EBITDA (ZAR million)*                         1,621       2,131          (23.9)            3,489             3,537          (1.4)
Operating profit to sales (%)                   9.3        12.1                              9.2              10.0
EBITDA * to sales (%)                          17.7        21.4                             18.2              19.6
Operating profit to average
  net assets (%)                               10.3        14.9                              9.9              12.1
EPS (SA cents)                                  209         286           (26.9)             436               371          17.5
Headline EPS (SA cents)*                        209         298           (26.9)             436               424           2.8
Net debt (ZAR million)*                                                                   12,004            13,504         (11.1)
Net debt to total capitalisation (%)*                                                       35.4              36.6
Cash generated by operations
  (ZAR million)                               1,621       2,096           (22.7)           3,362             3,314           1.4
Cash retained from operating
  activities (ZAR million)                      877         126                              945                85
Net movement in cash and
  cash equivalents (ZAR million)                150      (1,397)                             300            (3,208)




EXCHANGES RATES

                                                MARCH           December        September          June            March
                                                 2003               2002             2002          2002             2002
Exchange rates:
  Period end rate: US$1 = ZAR                  7.9550             8.7200          10.5400       10.3600          11.3100
  Average rate for the Quarter:
    US$1 = ZAR                                 8.3550             9.7265          10.4818       10.6581          11.4547
  Average rate for the YTD:
    US$1 = ZAR                                 9.0866             9.7265          10.5393       10.5443          10.5887

Period end rate:  EUR1 = US$                   1.0729             1.0387           0.9789        0.9920           0.8724
Average rate for the Quarter:
  EUR1 = US$                                   1.0686             0.9995           0.9850        0.9196           0.8750
Average rate for the YTD: EUR1 = US$           1.0334             0.9995           0.9188        0.8997           0.8844


The financial results of entities with reporting currencies other than the US dollar are translated into US dollars as follows:

-  Assets and liabilities at rates of exchange ruling at period end: and
-  Income, expenditure and cash flow items at average exchange rates.



18 | sappi

SAPPI ORDINARY SHARES










          [CHART GRAPHING ORDINARY SHARE PRICES IN SOUTH AFRICAN RAND
                      FROM JANUARY 1, 2001 TO MAY 5, 2003]















        [CHART GRAPHING ORDINARY SHARE PRICES IN UNITED STATES DOLLARS
                      FROM JANUARY 1, 2001 TO MAY 5, 2003]










                                                                    19 | sappi

NOTES

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------



20 | sappi

      -------------------------------------------------------------------
      |                                                                 |
      | THIS REPORT IS AVAILABLE ON THE SAPPI WEBSITE -- www.sappi.com  |
      |                                                                 |
      -------------------------------------------------------------------





                               [GLOBE GRAPHIC}





Other interested parties can obtain printed copies of this report from:

SOUTH AFRICA:                 UNITED STATES             UNITED KINGDOM
Computershare Investor        ADR DEPOSITARY:           Capita IRG plc
Services Limited              Bank of New York          Bourne House
70 Marshall Street            ADR Department            34 Beckenham Road
Johannesburg 2001             101 Barclay Street        Beckenham, Kent
P.O. Box 61051                New York, NY 10286        BR3 4TU, DX 91750
Marshalltown 2107             Tel +1 212 815-5800       Beckenham West
Tel +27 (0)11 370-5000                                  Tel +44 (0)208 639-2157

[SAPPI LOGO]

Press Release

Johannesburg, 8 May 2003

SAPPI INCREASES EARNINGS PER SHARE IN TOUGH MARKETS

Sappi, the world's leading producer of coated fine paper, today announced results for the second quarter to March 2003.



HIGHLIGHTS

     o    Markets remain tough

     o    EPS up 8.7% on prior quarter

     o    Euro strength buffers performance

     o    Rand strength squeezes SA margins

     o    Robust cash generation

Introducing the results, Sappi Chairman, Eugene van As, said that Jonathan Leslie, the newly appointed CEO, who had joined the group a month ago, would in future announce the company's results. He continued:

"These results were achieved in very uncertain markets. Coated fine paper prices were under pressure in our main markets. In North America uncertainty about demand, a surge of Asian imports and active discounting by some competitors has resulted in slower than expected implementation of our price increases.

"Average prices for US-produced sheet products have declined since December but imported products have shown some price improvement. In Europe price erosion has continued despite largely successful price increases in Southern Europe. Advertising spending, an important driver of coated paper demand, remained mixed, with increases in the USA off a low base, but no sustained increase in Europe.

"Against this tough background, we managed to achieve a reasonable performance. Our leadership position across the major markets, supported by our excellent distribution systems and pulp integration strategy, left us better positioned than many of our competitors."


RESULTS FOR THE QUARTER

Currency movements had a major influence on results. A stronger Euro favours the trading performances of Sappi's European business and a stronger Rand is detrimental to the Southern African business. As the group reports in US dollars, a stronger Euro and a stronger Rand have a positive translation effect on the results of the European and Southern African businesses and leads to an increase in liabilities and assets recorded in those currencies. The net positive effect of currency movements on shareholder equity this quarter was US$69 million.

Net profit was marginally below the same quarter last year at US$58 million and 11.5% above the quarter ended December. Basic and diluted earnings per share were 25 US cents.

Costs of goods sold have been well controlled but reflect significant increases compared to a year ago as a result of the currency translation effect.

Selling, General and Administration (SG&A) expenses were at the same level as the December quarter but 33% higher than a year earlier mainly as a result of the currency impact, increased insurance and higher pension costs and the inclusion of the Potlatch coated paper business.

Group operating profit decreased 2.9% compared to a year earlier to US$102 million, and increased 11% compared to the December quarter.

Cash generated by operations was US$194 million, 6.0% higher than a year earlier and 10.2% higher than the December quarter. However, net working capital increased by US$23 million partly as a result of increased inventories.

Net debt declined slightly to US$1,509 million from US$1,525 million in March after the dividend payment of US$65 million in the quarter. At constant September 2002 exchange rates, net debt at March 2003 would have been in line with the September 2002 level of US$1,419 million. The ratio of net debt to total capitalisation declined to 35.4% from 36.7%, well within our target range.


DIVISIONAL REVIEW

FINE PAPER

The fine paper business grew sales volume by 15%, with operating profit increasing by 16.1% to US$72 million. The group has continued to curtail production in order to manage output to customer demand levels.

In Europe, consumption of coated fine paper was flat and prices remained under pressure. Margins were squeezed by higher pulp prices and lower paper prices, resulting in a 35.4% drop in operating income to US$42 million. However, the stronger Euro buffered the performance with dollar pulp purchases impacting favourably on results.

In North America, market conditions remained difficult. Following the acquisition of Potlatch, certain products and merchant relationships were discontinued to focus on Sappi's core strengths. This resulted in a short-term loss of volume and market share. Recovery is underway with momentum building. We expect to regain the lost share and will have a stronger and better distribution network as a result. The operating profit of US$20 million compared to a previous quarter loss of US$10 million is still disappointing, but signals the beginning of a profit recovery. In spite of difficult wood sourcing conditions in Minnesota, we are still on target to achieve synergies of at least US$80 million in the current year.

Competition in the South African business increased due to imports in the domestic markets following the strong Rand. Margins increased slightly due to tight cost control, with operating profit increasing by 42.9% as a result of the currency translation to US dollars. However, margins will not be maintained as prices are discounted to reflect the changed currency conditions and the threat of imports.

Commenting on the fine paper's overall performance, Bill Sheffield, Fine Paper CEO, said:

"We managed to increase sales volumes and operating profits in difficult conditions, largely as a result of the inclusion of the Potlatch fine paper business. This, plus our geographic spread, helped us maintain a reasonable performance in the face of currency volatility and weaker markets."


FOREST PRODUCTS

Although pulp prices in dollars have continued to increase and the impact is now being seen in dissolving pulp prices, little benefit was reflected in the quarter as most of these products are sold on quarterly prices. The strength of the Rand has depressed the business' export margins. The operating profit declined 36% compared to a year ago to US$27 million.

The supply/demand balance for dissolving pulp has been tightened by improved demand for textiles and the announced closure of a major dissolving pulp mill in the USA. The Saiccor mill has returned to full production and together with the sharp improvement in pulp prices will have a positive impact in the quarter ahead.

John Job, Chairman of Sappi's South African businesses, said:

"Domestic market demand was strong. However, if the Rand maintains its momentum, economic activity will slow and local markets will experience strong downward pressure on prices."

OUTLOOK

Looking forward, Van As said that although market conditions remain difficult and unpredictable, the recent boost in the US business confidence index may indicate a positive change in the future.

"There is great uncertainty in our markets. Pulp prices have moved up strongly since the start of the year and consumer and producer pulp inventories remain low. At the same time, there is severe price pressure from imports on paper prices in the USA and downward pressure from discounting in Europe."

Van As said that the continued weakness of markets in Europe and the disruption of economic growth in Asia, particularly in China and Hong Kong, together with the changes in energy costs and the volatility in the currencies in which we operate, make it increasingly difficult to predict earnings accurately. He indicated that it will be a challenge for the group to meet its earlier forecast that full year earnings per share are expected to exceed those of last year but that remains our aim.

"However, changes in prices and currency movements have an immediate effect on our revenue line, while the benefits associated with lower input costs resulting from a change in energy prices and currency movements tend to come through more slowly. It is therefore clear that our third quarter earnings per share will not match those of the immediate past quarter."

ends


FORWARD-LOOKING STATEMENTS

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Issued by:


Brunswick South Africa on behalf of Sappi Limited
Tel + 27 (0) 11 268 5750
Fax + 27 (0) 11 268 5747


For further information contact:



Robert Hope, Director Strategic Development
Sappi Limited
Tel +27(0) 11 407 8492
Fax +27(0) 11 403 1493
ROBERT.HOPE@ZA.SAPPI.COM


Andre F Oberholzer, Corporate Affairs and Communication Manager
Sappi Limited
Tel +27(0) 11 407 8044
Fax +27(0) 11 403 8236
Mobile +27(0) 82 906 0638
ANDRE.OBERHOLZER@ZA.SAPPI.COM

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     SAPPI LIMITED

                                     by
                                         /s/ D.G. Wilson
                                         ---------------------------------
                                         Name:  D.G. Wilson
                                         Title: Executive Director:Finance


Date:  May 14, 2003